Mail Stop 0308

March 11, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Randall E. Mehrberg, Esq.
Executive Vice President and
  General Counsel
Exelon Corporation
10 South Dearborn Street, 37th Floor
Chicago, Illinois 60680-5379


			Re:	Exelon Corporation
				Registration Statement on Form S-4
				File No. 333-122704
      Filed February 10, 2005

				Exelon Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
				Filed February 23, 2005
      File No. 1-16169

Dear Mr. Mehrberg:

      We have reviewed your filing and have the following comments.
Please be aware that we have limited our review to the terms of the transaction reflected in the registration statement, and financial statement and related information in the periodic report cited above.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      *	*	*	*	*	*	*	*	*	*	*

      Form S-4

General
1. We note that in connection with the merger, the rights of former
PSEG stockholders will be governed by a new certificate of incorporation and by-laws. As a result, some material stockholder rights will no longer apply. For example, as set forth on page 150 of the prospectus, under the current PSEG by-laws a director may be removed without cause upon the vote of 80% of the shares then entitled to vote at an election of director. While under Exelon`s amended and restated by-laws, a director may only be removed from office for cause by a majority vote of stockholder. As another example, as set forth on pages 152 and 153, PSEG shareholders will no longer be able to call a special meeting of shareholders upon the written request of a majority of shareholders. It does not appear that you intend to separately present these changes as proposals for stockholders to vote upon. Please tell us why Rule 14a-4(a) (3) of the proxy rules does not require you to "unbundle" these matters. In this regard, please see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (September 2004).
2. We note that you have filed several written communications under
Rule 425 after you filed the registration statement. However, subsequent to the filing of the registration statement, Rule 425 filings should be made under the Securities Act file number of the Form S-4. See Regulation M-A telephone interpretation B.12 available at www.sec.gov in the July 2000 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please make the correction in any future filings.

Prospectus Summary, page 4
3. Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed merger. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the tax consequences in this section. Another example is your disclosure concerning Exelon`s amended and restated by-laws.

These are only examples. Consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please revise accordingly. We may have additional comments based upon your revisions.

4. Disclose here or in the body of the document the status of regulatory clearances and conditions to the merger.
5. We note your disclosure stating that the merger is subject to the satisfaction or waiver of a number of conditions. Briefly clarify which conditions to the merger, if any, may be waived. Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a merger, especially the receipt of an opinion that a merger is not taxable to stockholders.

Risk Factors, page 22
6. Clarify in the introductory paragraph that you have described all material risk that are currently known.
7. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the shareholders of PSEG in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
* Providing reliable service to the combined company`s..., page 28
* The combined company`s generation business may ..., page 30
* The combined company`s generation business will rely on FERC..., page 31
* The price of the combined company`s common stock..., page 32
* The combined company`s business ..., page 35
* The combined company may make acquisitions..., page 35

Please note these are examples only. Review your entire risk factor section and revise as necessary.
8. The anticipated benefits..., page 22. As drafted, the risks you disclose in this risk factor are those that would arise in almost any merger of two utility companies. Please revise this risk factor to better tailor the risk to the specific difficulties you expect to encounter. For example, later in your prospectus you disclose your concern regarding the number of nuclear facilities you will hold as a result of the merger and whether that will create regulatory difficulties for the combined company. Also, it appears that your first bullet point in this risk factor is your next risk factor on page 23. Please revise.

9. Because a portion of the combined company`s business will be..., page 34. Please revise this risk to indicate the magnitude of the risk. Please disclose the percentage of the combined company`s business that will be conducted outside the United States.
10. Exelon and PSEG retain contingent liability in connection with asset sales, page 37. Please revise this risk factor to indicate the magnitude of the risk involved.
11. Please consider whether a material risk exists due to each of Morgan Stanley`s, JP Morgan`s and Lehman Brothers` position as a financial advisor and related issuance of a fairness opinion given that a portion of each investment bank`s fee is contingent upon completion of the merger. Also consider whether you should include a risk factor since Morgan Stanley has acted as PSEG`s financial advisor and also has provided financial advice to Exelon in connection with the sale of the outstanding common stock of ExRes SHS
Inc.

Forward-Looking Statements, page 38
12. We note your statement in which you expand the risk factors applicable to the combined company and that are present in the merger to include the factors identified on pages 38-39. It is inappropriate to include other risk factors only in this section. You should identify all risk factors in the risk factors section.

Background of the Merger, page 52
13. For each key meeting cited here, please ensure that the disclosure conveys all material persons who participated and all material matters discussed. For example, on page 53, you should identify the outside financial advisors that advised PSEG "for a brief period of time." As an example, with respect to the telephone conversation between Messrs. Rowe and Ferland on July 19, 2004, revise to more clearly articulate the nature of those discussions. Did their conversation only relate to the nuclear operating contract?
Also, with respect to the July 27, 2004 Exelon board meeting, discuss more fully the board`s determination to accept management`s recommendation to pursue only a possible business combination with PSEG. These are only examples.
14. Please disclose why Exelon determined to retain two financial advisors. Also, explain how the PSEG board determined to retain Morgan Stanley even though Morgan Stanley was then acting as Exelon`s financial advisor regarding the disposition of Sithe Energies, Inc.

15. With respect to the November 11, 2004 meeting, disclose the possible exchange ratios that were considered. Similarly, discuss any negotiation process regarding the exchange ratio that may have taken place on that date or throughout the course of negotiating the merger agreement. Explain clearly how the exchange ratio of 1.225 was determined. We note the brief reference that Exelon from the July 16, 2004 description that Exelon proposed a premium of 10-20%.

Recommendation of Exelon Board; Exelon`s Reasons for the Merger,
page
60
16. Please expand the reasons for the merger to provide specific information regarding the existing allocation of revenues by segment to those resulting from the merger.
17. Please provide more specific guidance as to the source of the cost synergies of $400 million in the first year and $500 million in the second year. We note Mr. Shapard`s presentation to the UBS Natural Gas and Electric Utilities Conference in which he outlined some of the sources of synergies savings from the merger. Please review this presentation to determine if there are any other materials that should be included in your document. Also, we note that you estimated that the present value of synergies would be $8-9 billion. Please provide disclosure regarding those anticipated synergies and the amount of accretion expected by Exelon, as noted in the presentation. We may have further comments.

18. Please provide more specific disclosure about how the merger will actually benefit the municipalities served by the combined companies.

Opinion of Financial Advisors, page 68
19. As currently drafted, the discussion of each financial advisor`s opinion does not provide a meaningful summary of each of the analyses performed because each summary does not provide a clearly written conclusion relating the results of the analysis to the consideration being offer in the transaction. Consequently, neither Exelon shareholders nor PSEG shareholders can weigh the results of each analysis in determining whether to support the proposed merger. We understand that each investment banker has weighed the conclusion of each analysis and has determined that taken as whole the transaction is fair to shareholders. However, the purpose of the disclosure is for shareholders to understand each analysis and then make their own determination of fairness. Please explain in clear, concise and understandable language what the financial advisor did and how each analysis and conclusion are relevant to shareholders and, specifically, to the consideration that they are receiving in the merger. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis, and clearly disclose whether or not each analysis supports the finding of fairness. We may have additional comments based upon your revisions.

20. Please disclose the amount of the fee that JP Morgan will receive that is contingent. Also, please quantify the amount of compensation received by JP Morgan, Lehman Brothers and Morgan Stanley from Exelon and PSEG during the last two years. See Item 1015 of Regulation M-A.
21. Please provide us with copies of all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties.

Forward-Looking Financial Information, page 91
22. Please disclose your principle assumptions used in developing your forward-looking income and cash flow statement data. Please supplementally explain the rationale behind the development of each assumption. See guidance in Item 10(b) of Regulation S-K and Chapter
8 of the AICPA Guide for Prospective Financial Information. Interests of PSEG`s Directors and Executive Officers, page 96
23. To place in context the terms of Mr. Ferland`s second amendment to his employment agreement, if material, please summarize and contrast his existing compensation arrangements with the compensation he will receive as a result of the merger.
Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and PSEG Equity-Based Awards, page 114
24. In this disclosure and elsewhere in your document, clearly and concisely disclose that the merger will trigger the acceleration of some PSEG options but not other options. Further, in those disclosures, quantify the number of options that will be accelerated.

Exelon Unaudited Pro Forma Condensed Combined Consolidated
Financial
Statements and Notes, page 134
25. You indicate the adjustments reflected in the pro forma financial statements are preliminary and are subject to change pending additional information and decisions. Please note that any differences between the adjustments reflected in your final pro forma financial statements included in the S-4 and those made at closing of the acquisition should be identified and discussed in the financial statements in which the purchase is recorded. This may best be accomplished in the note in which you provide the paragraph 51.e of
SFAS 141 disclosure. Please ensure you identify differences due to external factors such as interest rates or changes in the position of commodity forward curves versus those due to factors largely within your control, such as changes in estimates, appraisals or identification of additional contingencies or assets. Please confirm your concurrence with this approach or advise how you plan to communicate any changes in your allocation of purchase price at closing.


Notes to Unaudited Pro Forma Condensed Combined Consolidated
Balance
Sheet

Note (b), page 142
26. We note nil purchase price was allocated to acquired intangible assets other than goodwill. Please describe in detail your process for identifying acquired intangible assets and explain why you determined you did not acquire any such assets. See paragraphs 39 and A10-A28 of SFAS 141. For example, we understand that the value relating to manuals and related documentation surrounding nuclear plants could be quite substantial, yet no allocation has been made.
If your cash flow determination of the fair value of plant was intended to encompass peripheral assets, we believe these items represent intangibles apart from plant and should be allocated value since the cash flows from the plant could be generated without them.
Other intangibles to be considered include licensing agreements, emission allowances/credits, procurement contracts, and real estate easements. These examples are not exhaustive. Given the substantial amount of goodwill recorded on this transaction, it appears there may be other similar intangibles that may not have been allocated value.
In this regard, please tell us in detail the reasons you paid a substantial premium relative to the net fair values to acquire generating assets and a regulated transmission and distribution business earning an "allowed" rate of return. While we understand synergies that result from the combination of joint plant interests as well as cost savings from certain eliminations, such as corporate overhead, may justify a premium, your existing purchase price allocation indicates approximately 2/3 of the consideration paid was unrelated to the people, processes and assets in place that constitute PSEG. We find that allocation atypical of a capital intensive business. Please advise. We may have further comment upon review of your response.
27. Please supplementally reconcile your purchase price allocation adjustment of $(323) million to "Other assets (exclusive of intercompany transactions)" to the items that comprise it in your pro forma adjustments on the pro forma balance sheet. In your response, ensure we understand your basis for its classification in the pro forma balance sheet.
28. Please tell us how you intend to assign the goodwill created on this acquisition to your reporting units. Please be detailed in defining your reporting units and how you intend to allocate. If goodwill is anticipated to be allocated in a manner that does not follow the related tangible assets, please explain how you anticipate allocating goodwill between reporting units. You may want to tell us how you define reporting units and whether this acquisition will result in the creation of a new one. On a different point, please tell us whether goodwill allocation, and possible amortization, has any impact for rate making purposes in any jurisdiction in which PSEG operates. To the extent you may be required to allocate goodwill between operations subject to SFAS 71 and unregulated operations, show us how you intend to do the allocation and explain your basis for the split. We may have further comment.



Note (c), page 143
29. Please tell us all significant assumptions used in determining the fair value of your power generating assets and how you arrived at these assumptions. In this regard, please tell us whether you are eligible to apply for extensions on the licenses of any of PSEG`s nuclear units in the future and how this was factored into your fair value analysis. Furthermore, we do not understand why you utilized the mid-point of the valuation range for fossil and other facilities while the high-end of the range was utilized for nuclear facilities.
Given the significant premium you are paying relative to the fair value of identified assets, it appears that using the high-end of the range may be justified based upon your economic actions. Furthermore, please provide us PSEG`s consideration of whether fossil and other facilities were impaired on a held and used basis under SFAS 144. In light of the purchase adjustment "step-down" of plant, if they were not evaluated for impairment, explain why. If evaluated, please contrast the analysis performed by PSEG management relative to the evaluation performed for pro forma valuation purposes. Explain any differences between the analyses. We may have further comment.

Note (d), page 143
30. Please tell how you determined the estimated fair value of
nuclear fuel.   If based on a recent purchase, please tell us the
date of the transaction. If based upon a price subscription service, please tell us which one. We may have further comment.

Note (g), page 144
31. We note that a $347 million pro forma adjustment to fair value regulated debt was offset by an increase to regulatory assets. Please tell us where you will classify the amortization of this regulatory asset and explain supplementally why no pro forma adjustment to the income statement is required for its amortization.
Please also provide the anticipated journal entries that will be made to amortize both the pro forma adjustment to regulated debt and the pro forma adjustment to regulatory assets. Finally, tell us whether it is possible to refinance regulated debt with lower cost debt and not have an immediate impact on regulated rates. If so, advise how you would account for the regulatory asset and old debt upon refinancing.

Note (h), page 144
32. You state the adjustment to the asset retirement obligation was due to differences in assumptions used by you and PSEG. Please explain the reasons for any difference in assumptions, including descriptions of the specific assumptions used by PSEG upon adoption of SFAS 143 and why they differ from those used for the pro forma presentation, which we assume will also be used at closing.
Please
tell us the discount rate(s) used by PSEG to establish or adjust the
ARO and the rate used in the pro forma presentation.  Further, we note in footnote (d) to the pro forma statement of operations that you recorded additional accretion expense due to the fair valuation of PSEG`s asset retirement obligations. Please help us understand why accretion expense increased with the increase in the ARO. Please provide us a schedule that shows the difference in accretion expense using PSEG`s method versus your method by year until the ARO is anticipated to be extinguished.

Note (i), page 145
33. Please explain to us how you computed the $1.549 million adjustment to the pension and postretirement obligations. To the extent you utilized an actuarial valuation; please tell us the date of the valuation, all the principle assumptions and whether you anticipate updating the valuation upon closing. Please explain to us in detail how the adjustment, when recorded, could or will impact your balance sheet and statements of operations over the next 10 years. Please be detailed in your response

Note (j), page 145
34. Please describe in detail your assumptions used in determining the fair market value of PSEG Power`s power supply and fuel contracts. Explain to us how you obtain forward market curves for energy prices including whether they are internally generated or based on outside sources. Tell us whether the forward curves are used for other purposes; such as entering into contracts for purchase and sale of the specified commodity in a given market. Tell us whether the same forward curve is used for sales versus purchases. If not, please explain why.
35. Please explain supplementally why your $179 million adjustment to eliminate transactions between PSE&G and PSEG Power was recorded to intangible assets and intangible liabilities line items.

Biographical Information of Exelon Directors, page 161
36. Please revise the description of the business experience for each director to provide their respective dates of employment for each position they have held over the last five years. See Item 402 of Regulation S-K.

Exelon Proposal 4: Ratification of PricewaterhouseCoopers as
Exelon`s
Independent Accountants for 2005

Fees, page 191
37. Please explain to us in detail the reason(s) for the significant increase in audit fees for the year ended December 31, 2004. You may want to disclose the reason(s) for this increase.




Exhibits
38. Please file your legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective. Please advise us when you will file the final version of the tax opinions.

Form 10-K for the fiscal year ending December 31, 2004

General
39. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions may be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 59
40. Based on transition guidance in EITF Topic D-1, EITF 03-11 became effective for calendar year companies for transactions entered into on or after October 1, 2003. As such, please tell us whether and why you delayed implementation of EITF 03-11 until the quarter ended March 31, 2004. In doing so, please tell us the pro forma effect on
2003 revenues and operating expenses had the consensus been applied to all derivative instruments not held for trading purposes entered into after October 1, 2003. We may have further comment.

Note 2. Acquisitions and Dispositions

Generation Entitites, page 157
41. Please tell us whether you tested the TXU plant(s) for impairment on a held and used basis. If you did not, please explain why.
If
you aggregated these plant(s) with other plants, please tell us the locations of the aggregated plants and your basis for aggregation.

Disposition of Enterprises Entities, page 157
42. We note that you did not include the results of Thermal and Exelon Services as discontinued operations since "the impact on your
consolidated financial statements was not significant."   Please
demonstrate why the gain or loss and related income/loss from operations are insignificant to your financial statements.
Please
utilize the quantitative and qualitative considerations of SAB 99.

Investments in Synthetic Fuel-Producing Facilities, page 159
43. Please provide us a summary of your FIN 46R analysis as it relates to your investments in synthetic fuel-producing facilities.
If you determined that the facilities are variable interest entities, please tell us whether and how you considered the tax benefits you receive in connection with these investments in determining if you are the primary beneficiary.

Note 3. Sithe
44. Please help us understand the business reason(s) for exercise of a call to acquire 50% of Sithe for $97 million presumably to complete the sale of 100% of Sithe, excluding Sithe International, to Dynegy for $135 million.


Note 7. Property, Plant, and Equipment, page 168
45. Please revise your footnote to show accumulated depreciation associated with your regulated and unregulated assets separately. You may do this parenthetically. If you believe your existing presentation is so segregated, please explain. Additionally, please disclose the service life for each category of unregulated assets. See Rule 5-02.13 of Regulation S-X.

Note 14. Nuclear Decommissioning and Spent Fuel Storage, page 180
46. We note that you currently recover in rates funds for decommissioning both the former ComEd nuclear plants and the former
PECO nuclear plants and that these funds are remitted to
Generation
to be deposited into the trust accounts.  Further, we note that you
are required to refund to customers any amounts remaining in the trust funds following completion of the decommissioning activities.
As such, it is unclear why you recorded a $112 million cumulative income effect of a change in accounting principle in connection with your adoption of SFAS 143.  Please explain.  We note your response to
comment 13 in a letter to us dated October 17, 2003 that stated in part "the amount of the cumulative effect at Generation was a direct result of the amounts previously recognized in its income
statement
related to decommissioning in 2001 and 2002 subsequent to the transfer of the nuclear plants from PECO and ComEd." We also note your response to comment 6 in a letter to us dated in November 2003.
However it is difficult to understand why an income effect
resulted
given your obligation to refund.  Furthermore, we do not
understand
whether the $210 million credit to goodwill was part of the cumulative effect. If not, where was the offsetting debit recorded?
If so, we are missing a portion of the journal entry.  Please help us
understand the reason for the income effect and the related accounting. In this regard, you may want to provide us with your journal entries upon adopting SFAS 143 for Generation, ComEd, and PECO.
47. We note that your asset retirement obligation increased by
$780
million, approximately 25%, during 2004 primarily due to updated decommissioning cost studies and changes in cost escalation factors used to estimate future undiscounted costs. Please explain in detail the reasons for the significant change. In doing so, please include the date of the last study.



Item 9A. Controls and Procedures, page 411
48. Please amend your Form 10-K to incorporate the following changes to your Item 9A. Controls and Procedures:

(a) We note your disclosure that your disclosure controls and procedures have been designed by each registrant to ensure that "this information is recorded, processed, summarized, evaluated, and reported, as applicable, within the time periods specified by the SEC`s rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).

(b) We note your statement that "each registrant`s controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sarah Goldberg, Accountant at (202) 942-
1889or
in her absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney at (202) 942-2868, Ellie Quarles, Special Counsel at (202) 942-1859 or me at (202) 942-1900 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Carol M. Lind, Esq.
	Sidley Austin Brown & Wood LLP
	VIA FAX
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Mr. Randall E. Mehrberg, Esq.
Exelon Corporation
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